Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 6 DATED SEPTEMBER 24, 2021

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of September 24, 2021, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $332 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $598 million. The aggregate value of properties owned by us is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of the two equity investments described below is based on the most recent purchase price. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. (“Realty Mogul”) or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Roosevelt Commons – Vancouver, Washington

On September 20, 2021, we acquired a $3,350,000 joint-venture limited partnership equity investment (the “Roosevelt Equity Investment”) in an entity that owns Roosevelt Commons, a 36-unit, Class A- apartment community (the “Roosevelt Property”) in Vancouver, Washington, which city is located in the Portland, Oregon Metropolitan Statistical Area. In connection with the Roosevelt Equity Investment, the entity entered into a loan from an unaffiliated lender in an amount up to $8,076,000 (the “Roosevelt Commons Loan”). The Roosevelt Commons Loan is interest only for the duration of the loan, with a fixed interest rate of the 7-year Treasury Floor of 97 basis points plus a spread of 164 basis points and a term of seven years.

The entity will be managed by RM Communities Roosevelt Commons GP, LLC (“RM Communities Roosevelt Commons GP”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), which is in turn, is a wholly-owned subsidiary of Realty Mogul. RM Communities and RM Communities Roosevelt Commons GP will be entitled to certain fees in connection with this transaction. RM Communities Roosevelt Commons GP will also serve as the sponsor of this transaction.

Built in 2020, the Roosevelt Property consists of 36 townhome-style residential units, each with a four-bedroom, three-bathroom floor plan. The Roosevelt Property is currently stabilized at 97% occupancy. The business plan for the Roosevelt Property is to acquire it with long-term, fixed-rate agency debt, hold for cash flow, and grow revenue by marking rents to market upon normal tenant turnover as well as through light exterior renovations. There will also be capital improvements made at the Roosevelt Property to enhance the amenities, including Amazon Lockers, a covered BBQ area, a pet waste station, exterior signage as well as a trail to connect the Roosevelt Property to the Burnt Bridge Creek Greenway. There are eight units reserved for income-restricted tenants for which the Roosevelt Property receives a tax abatement from Vancouver’s Multi-Family Tax Exemption (“MFTE”) Program, which runs through the year 2030, as described below.

The Roosevelt Property’s 36 townhome-style units have interior finishes that include stainless steel appliance packages, luxury vinyl plank flooring and modern flat-panel cabinetry among various other design touches, which allow the Roosevelt Property to achieve above market rents. Eight units have been reserved for residents earning 80% Area Median Income, which qualifies the Roosevelt Property to receive a 10-year tax abatement from Vancouver’s MFTE Program, which runs through the year 2030. Also in connection with the MFTE Program, taxes on the improvements to the land will not have to be paid, which we estimate will average a tax savings of over $120,000 a year throughout the hold period for the Roosevelt Property.

The Roosevelt Property is located in Vancouver, a city just north of Portland on the Washington State side of the metro. Vancouver is located in Washington State, which does not have state income tax. With over thirty-one thousand multifamily units, Vancouver is the largest submarket in the region, according to CoStar Vancouver Submarket Report. Vancouver’s rent growth has outperformed the overall Portland metro for the past six years, and year-over-year submarket gains are significantly stronger than Portland’s performance, according to CoStar Vancouver Submarket Report.

RM Communities is the direct acquisition arm of Realty Mogul, an online real estate investment platform that has facilitated investments in over $3.5 billion of real estate as of July 31, 2021, including historical investments in over 19,000 apartment units as of July 31, 2021. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or a value-add opportunity. RM Communities has partnered with an experienced property management company, FPI Management, that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management company manages over 130,000 units over seventeen states.

As stated above, RM Communities and RM Communities Roosevelt Commons GP will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; and (ii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Roosevelt Property. Effective Gross Income means the Roosevelt Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities Roosevelt Commons GP is entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.

Minnehaha Meadows – Vancouver, Washington

On September 20 2021, we acquired a $3,650,000 joint-venture limited partnership equity investment (the “Minnehaha Equity Investment”) in an entity that owns Minnehaha Meadows, a 49-unit, Class A- apartment community (the “Minnehaha Property”) in Vancouver, Washington, which city is located in the Portland, Oregon Metropolitan Statistical Area. In connection with the Minnehaha Equity Investment, the entity entered into a Freddie Mac loan from JLL Real Estate Capital LLC in an amount up to $12,065,000 (the “Minnehaha Meadows Loan”). The Minnehaha Meadows Loan is interest only for half the duration of the loan with a fixed interest rate of the 10-year Treasury Floor of 121 basis points plus a spread of 169 basis points and a term of ten years

The entity will be managed by RM Communities Minnehaha Meadows GP, LLC (“RM Communities Minnehaha Meadows GP”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, which is in turn, is a wholly-owned subsidiary of Realty Mogul. RM Communities and RM Communities Minnehaha Meadows GP will be entitled to certain fees in connection with this transaction. RM Communities Minnehaha Meadows GP will also serve as the sponsor of this transaction.

Built in 2021, the Minnehaha Property consists of 49 townhome-style residential units, each with a three-bedroom, three-bathroom floor plan. The Minnehaha Property is currently stabilized at 100% occupancy. The business plan for the Minnehaha Property is to acquire it with long-term, fixed-rate agency debt, hold for cash flow and grow revenue by marking rents to market upon normal tenant turnover as well as through light exterior renovations. There will also be capital improvements made at the Minnehaha Property to enhance the amenities, including Amazon Lockers, a covered BBQ area, a pet waste station, exterior signage, and extension of the fences on 15 units to increase privacy and desirability of those units.

The Minnehaha Property, a brand new 2021-built property, has interior finishes that include stainless steel appliance packages, luxury vinyl plank flooring, and modern flat-panel cabinetry among various other design touches, which allow the Minnehaha Property to outperform the market. The Minnehaha Property also features central air, which is a unique feature for apartments in the Pacific Northwest. Each unit is 1,288 square feet and ideally suited to a growing work from home tenant base. The Minnehaha Property has experienced significant leasing velocity since construction was completed in June 2020. Within six months, the Minnehaha Property reached 100% occupancy and between March and May of 2021 was averaging ten new leases per month.

The Minnehaha Property is located in Vancouver, a city just north of Portland on the Washington State side of the metro. Vancouver is located in Washington State, which does not have state income tax. With over thirty-one thousand multifamily units, Vancouver is the largest submarket in the region, according to CoStar Vancouver Submarket Report. Vancouver’s rent growth has outperformed the overall Portland metro for the past six years, and year-over-year submarket gains are significantly stronger than Portland’s performance, according to CoStar Vancouver Submarket Report.

RM Communities is the direct acquisition arm of Realty Mogul, an online real estate investment platform that has facilitated investments in over $3.5 billion of real estate as of July 31, 2021, including historical investments in over 19,000 apartment units as of July 31, 2021. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or a value-add opportunity. RM Communities has partnered with an experienced property management company, FPI Management, that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management company manages over 130,000 units over seventeen states.

As stated above, RM Communities and RM Communities Minnehaha Meadows GP will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; and (ii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Minnehaha Property. Effective Gross Income means the Minnehaha Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities Minnehaha Meadows GP is entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.